OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-52903
CUSIP NUMBER N/A

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CMR Mortgage Fund II, LLC
Full Name of Registrant

Former Name if Applicable

62 First Street, 4th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CMR Mortgage Fund II, LLC (“Fund II”) was previously unable to file its Form 10-K for the year ended December 31, 2007 and its Form 10-Qs for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008 by the prescribed filing dates as described in prior Rule 12b-25 filings.  Such filings have now all been completed.  As described, however, in the Form 10-Q for the quarter ended September 30, 2008, the unprecedented dislocations in the real estate and capital markets since 2007, have severely impacted Fund II and its Manager, California Mortgage and Realty, Inc.  Both the Manager and Fund II have limited cash resources to apply to the preparation of the Form 10-K.   The Manager has cut staff significantly such that there are no personnel to devote to the preparation of such reports.  In addition, the Manager does not believe it can secure a timely audit of the financial statements that are required to be included in the Form 10-K.  On March 31, 2009, Fund II filed a voluntary Chapter 11 petition pursuant to Title 11 of the United States Code in the U.S. Bankruptcy Court for the Northern District of California.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Choo	415	974-1100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	During 2008, Fund II’s net loss was approximately $45,436,250.

CMR Mortgage Fund II, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	California Mortgage and Realty, Inc.,
its Manager

Date	March 31, 2009	By:	/s/ David Choo
David Choo
President